1701 Market Street	Morgan, Lewis
Philadelphia, PA 19103-2921	& Bockius LLP
Tel: 215.963.5000	Counselors at Law
Fax: 215.963.5001

John J. O’Brien

Associate

215.963.4969

jobrien@morganlewis.com

June 24, 2010

FILED AS EDGAR CORRESPONDENCE

Ms. Deborah O’Neal-Johnson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, DC 20549

Re:                               SEI Institutional Managed Trust PRE-14A Filing

Dear Ms. O’Neal-Johnson:

On behalf of our client, SEI Institutional Managed Trust (the “Trust” or “SIMT”), this letter responds to the comments you provided via telephone on June 2, 2010, regarding the preliminary proxy materials filed on May 27, 2010, and affecting the SIMT U.S. Managed Volatility and Tax-Managed Managed Volatility Funds (each, a “Fund,” and together, the “Funds”).  Below, we have briefly summarized your comments and questions, followed by our responses.

1.                                      Comment.                                         Please consider revising the language in the last sentence of the third “Answer” in the section “Q & A: Questions and Answers” to indicate that LSV’s proprietary model attempts to control volatility.

Response.                                         In response to your comment, we have revised the disclosure in the “Q & A: Questions and Answers” section to read as follows (revised language is in underlined, bolded font, removed language is in ~~strikethrough~~ font):

Aiming for a consistent approach without subjective biases, LSV’s proprietary model utilizes risk control measures to attempt to control ~~for~~ overall portfolio volatility while seeking to maximize expected returns.

2.                                      Comment.                                         Please consider revising the language in sixth sentence of the fifth paragraph under the “Description of the Proposal” section of the Proxy Statement to indicate that LSV’s proprietary model attempts to control volatility and seeks to maximize expected returns.

Response.                                         In response to your comment, we have revised the disclosure in the “Description of the Proposal” section to read as follows (revised language is in underlined, bolded font, removed language is in ~~strikethrough~~ font):

Aiming for a consistent approach without subjective biases, LSV’s proprietary model utilizes risk control measures to attempt to control ~~for~~ overall portfolio volatility while seeking to maximize~~ing~~ expected returns.

3.                                      Comment.                                         Please review the “Information About LSV” section of the proxy statement to verify that it includes all disclosure required by Item 22(c)(3) of Schedule 14A under the Securities Exchange Act of 1934, as amended (“Schedule 14A”).

Response.                                         In response to your comment, we have included additional disclosure in this section of the proxy statement responsive to Item 22(c)(3) of Schedule 14A.  We believe this section complies with the applicable disclosure requirements of Item 22(c)(3) of Schedule 14A.

4.                                      Comment.                                         On page 6 of the proxy statement, you state that “LSV current does not advise any mutual fund with an investment strategy similar to that of the U.S. Managed Volatility Fund or Tax-Managed Managed Volatility Fund.”  Item 22(c)(10) of Schedule 14A requires disclosure of the size and rate of compensation for any funds for which the investment adviser provides advisory services if such funds have a “similar investment objective.”  Please consider revising this disclosure to reflect the size and rates of compensation for any funds for which LSV provides investment advisory services that have investment objectives similar to the U.S. Managed Volatility Fund or Tax-Managed Managed Volatility Fund.

Response.                                         In response to your comment, we have confirmed that LSV does not provide investment advisory services to any registered mutual funds with similar investment objectives to the Funds and have revised the disclosure accordingly.

5.                                      Comment.                                         Pursuant to Item 22(c)(11) of Schedule 14A, if the Board “relied upon comparisons of the services to be rendered and the amounts to be paid under the contract with those under other investment advisory contracts, such as contracts of the same and other investment advisers with other registered investment companies or other types of clients,” then please describe in the “Matters Considered by the Board” section of the proxy statement any comparisons that were relied on and how they assisted the Board in determining to recommend that the shareholders approve the advisory contract.  If the Board did not rely upon such comparisons, then the omission of this discussion is appropriate.

Response.                                         The “Cost of Services” sub-section of the “Matters Considered by the Board” section of the proxy statement discloses that, when considering the proposed sub-advisory fee to be paid by SIMC to LSV with respect to each Fund, the Board reviewed (a) information with respect to the investment advisory fee charged by LSV to their other clients for similar services, and (b) information with respect to the sub-advisory fees paid by SIMC to other sub-advisers to the Funds for similar services.  This sub-section also discloses that, after evaluation of such comparative fee information (together with such other information the Board deemed relevant), the Board concluded that the proposed sub-advisory fee to be paid by SIMC to LSV with respect to each Fund is reasonable in light of the extent and quality of the services expected to be provided to each Fund by LSV and supported approval of each Sub-Advisory Agreement.  As indicated in the “Conclusions” sub-section, this Board conclusion (together with such other information the Board deemed relevant, including the other Board conclusions listed in this section of the proxy statement), formed the basis of the Board’s ultimate conclusion that the terms of each Sub-Advisory Agreement, including the compensation to be paid thereunder, are fair and reasonable in relation to the services expected to be provided by LSV to each Fund and that the appointment of LSV and the approval of the Sub-Advisory Agreements would be in the best interest of each Fund and its shareholders.  Although not explicitly stated in the proxy statement, this ultimate conclusion by the Board formed the basis of the Board’s conclusion to recommend the approval of each Fund’s Sub-Advisory Agreement to the Fund’s shareholders.

In light of the foregoing, we believe the “Matters Considered by the Board” section of the proxy statement contains disclosure responsive to Item 22(c)(11) of Schedule 14A.  However, we have revised this section to make clear that the Board’s conclusion to recommend the approval of each Fund’s Sub-Advisory Agreement to the Fund’s shareholders was based on the Board’s ultimate conclusion that the appointment of LSV and the approval of the Sub-Advisory Agreements would be in the best interest of each Fund and its shareholders.

I hereby acknowledge on behalf of, and with the express authority granted by, the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its definitive proxy statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the definitive proxy statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the definitive proxy statement; and (iii) the Trust may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-4969.

Very truly yours,

/s/ John J. O’Brien
John J. O’Brien